SCHEDULE A
to  the AMENDED AND RESTATED
INVESTMENT ADVISORY AGREEMENT

ETF MANAGERS TRUST
and
ETF MANAGERS GROUP, LLC

As Amended September 21, 2017

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Rate	Effective Date
ETFMG Prime Junior Silver ETF	0.69%	April 17, 2014
ETFMG Prime Cyber Security ETF	0.60%	October 16, 2014
ETFMG Prime Mobile Payments ETF	0.75%	June 5, 2015
Tierra XP Latin America Real Estate ETF	0.79%	September 10, 2015
BlueStar TA-BIGITech Israel Technology ETF	0.75%	September 10, 2015
Etho Climate Leadership U.S. ETF	0.45%	September 10, 2015
ETFMG Drone Economy Strategy ETF	0.75%	December 2, 2015
ETFMG Video Game Tech ETF	0.75%	December 2, 2015
Spirited Funds Whiskey and Spirits ETF	0.60%	June 22, 2016
Emerging AgroSphere ETF	0.65%	March 22, 2017
AI Powered Equity ETF	0.75%	October 1, 2017